SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 1)

TELANETIX, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

879180107
(CUSIP Number)

DECEMBER 31, 2007
(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 7 Pages)

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Crescent International Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,151,039
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 1,151,039
	8.	SHARED DISPOSITIVE POWER None.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,151,039
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (1)
12.	TYPE OF REPORTING PERSON: OO

(Page 2 of 7 Pages)

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cantara (Switzerland) SA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,151,039
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 1,151,039
	8.	SHARED DISPOSITIVE POWER None.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,151,039
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (1)
12.	TYPE OF REPORTING PERSON: OO
(1)
Based on 23,066,915 shares of common stock of the Issuer outstanding as of November 9, 2007, as indicated in the Issuer’s Quarterly Report on Form 10-QSB for the fiscal period ended September 30, 2007 which was filed on November 14, 2007 with the Securities and Exchange Commission.

(Page 3 of 7 Pages)

Item 1(a).	Name of Issuer.
Telanetix, Inc. (“Telanetix” or the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.
6197 Cornerstone Court E., Suite 108 San Diego, CA 92121

Item 2(a).	Names of Person Filing.
(i) Crescent International Ltd. (“Crescent”) (ii) Cantara (Switzerland) SA (“Cantara”)

Item 2(b).	Address of Principal Business Office, or if none, Residence.
As to Crescent: Clarendon House 2 Church Street Hamilton H 11 Bermuda As to Cantara: 84, av. Louis Casai CH-1216 Cointrin, Geneva Switzerland

(Page 4 of 7 Pages)

Item 2(c).	Citizenship.
As to Crescent: Bermuda As to Cantara: Switzerland

Item 2(d).	Title of Class of Securities.
Common Stock, par value $0.0001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number.
879180107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.

The information contained in Items 5 through 11 on the cover pages hereto is incorporated herein by reference. As of the date hereof, Crescent beneficially owns 356,926 shares of Common Stock. In addition, Crescent owns common stock purchase warrants exercisable for an aggregate of 426,605 shares of Common Stock (the “Warrants”) and a convertible debenture that is convertible into 500,928 shares of Common Stock that was issued on December 29, 2006 (the “December Debenture”). However, the Warrants and the December Debenture each contain a limitation prohibiting the exercise and conversion thereof to the extent that Crescent (together with its affiliates) would beneficially own in excess of 4.99% of the outstanding Common Stock immediately after giving effect to such exercise (subject to a waiver on not less than 61 days prior notice). Since Crescent beneficially owns 1.55% of the issued and outstanding Common Stock, the Warrants and December Debenture are currently exercisable and convertible, respectively, up to an amout equal to 4.99% of the issued and outstanding Common Stock together with the 356,926 shares of Common Stock currently owned by Crescent and, as such, have been included in the calculations of the number of shares of Common Stock beneficially owned by Crescent and the number of issued and outstanding shares of Common Stock of the Issuer.

Crescent is a wholly owned subsidiary of IICG (Bahamas) Limited, a Bahamas corporation residing at Norfolk House, 10 Deveaux Street, Nassau, Bahamas.

(Page 5 of 7 Pages)

Cantara is a wholly owned subsidiary of Faisal Finance (Luxembourg) SA (“FFL”), a Luxembourg corporation residing at 3, rue Alexandre Fleming L-1525 Luxembourg.

Cantara serves as the investment manager to Crescent, and as such has been granted investment discretion over investments including the Common Stock. As a result of its role as investment manager to Crescent, Cantara may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of Common Stock held by Crescent. However, Cantara does not have the right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crescent and disclaims any ownership associated with such rights. Currently, Maxi Brezzi and Bachir Taleb-Ibrahimi, in their capacity as managers of Cantara, have delegated authority regarding the portfolio management decisions of Crescent with respect to the Telanetix securities owned by Crescent. Neither of such persons has any legal right to maintain such delegated authority. As a result of such delegated authority, Messrs. Brezzi and Taleb-Ibrahimi may be deemed to be the beneficial owners of Common Stock held by Crescent. However, neither of Messrs. Brezzi or Taleb-Ibrahimi has any right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crescent and disclaim beneficial ownership of such shares of Common Stock.

Accordingly, for the purposes of this Statement:

(i)
Crescent is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, a total of 1,151,039 shares of Common Stock beneficially owned by it.

(ii)
Cantara is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, a total of 1,151,039 shares of Common Stock beneficially owned by it.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

(Page 6 of 7 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2008

CRESCENT INTERNATIONAL LTD.

By: CANTARA (Switzerland) SA, as Attorney-in-Fact

By: /s/ Maxi Brezzi
       Name: Maxi Brezzi
       Title: Authorized Signatory

By: /s/ Bachir Taleb-Ibrahimi
       Name: Bachir Taleb-Ibrahimi
       Title: Authorized Signatory

CANTARA (SWITZERLAND) SA By: /s/ Maxi Brezzi Name: Maxi Brezzi Title: Managing Director By: /s/ Bachir Taleb-Ibrahimi Name: Bachir Taleb-Ibrahimi Title: Investment Manager

(Page 7 of 7 Pages)